AquiPor Technologies, Inc.

ANNUAL REPORT

1325 W. 1st Avenue Suite 218
Spokane, WA 99201
5094355111
https://aquipor.com/

This Annual Report is dated April 6, 2026.

BUSINESS

AquiPor is developing porous concrete technologies and engineering solutions for stormwater management and water infrastructure markets. The Company is developing a sales and licensing business model for its proprietary, porous concrete additive technology, as well as a design-build Engineering, Procurement, and Construction Management (EPCM) model for stormwater and civil utility infrastructure projects in the United States. It holds exclusive technology use rights in the U.S. for a patented, chemically-bonded permeable concrete technology, as well as EPCM use rights for distributed water systems. The Company licenses core intellectual property from a third party. Please see the "Licensing Agreements" risk factor below for additional information.

Previous Offerings

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000
Number of Securities Sold: 1,091
Use of Proceeds: R&D
Date: July 14, 2023
Offer exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,030,092.61
Number of Securities Sold: 449,198
Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital, Intellectual Properties
Date: June 02, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of Security Sold: Equity
Final dollar amount sold: $30,902.78
Number of Securities Sold: 10,997
Use of proceeds: N/A
Date of offering: 7/22/2024
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 12,798
Use of proceeds: Product Testing & Standardization
Date: March 27, 2025
Offering exemption relied upon: 504 (b)

Name: Common Stock
Type of Security Sold: Equity
Final dollar amount sold: $25,000.00
Number of Securities Sold: 12,798
Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital, Intellectual Properties
Date of offering: 03 27, 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of Security Sold: Equity
Final dollar amount sold: $1,329,080.92
Number of Securities Sold: 538,799
Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital, Intellectual Properties
Date of offering: 02, 10, 2026
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of Security Sold: Equity
Final dollar amount sold: $38,585.11
Number of Securities Sold: 13,169
Use of proceeds: N/A
Date of offering: 2/9/2026
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Results of Operations
Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2024 was $0 compared to $382 in fiscal year 2025. The increase reflects a single demonstration project completed during 2025. The Company remains in a pre-revenue stage and does not yet generate recurring revenue from its core licensing business.
Cost of Sales
Cost of Sales for fiscal year 2024 was $0 compared to $163 in fiscal year 2025. The cost of sales recognized in 2025 corresponds directly to the single demonstration project that generated the Company's first nominal revenue, resulting in a gross profit of $219.
Gross Margins
Gross margins for fiscal year 2024 were $0 compared to $219 in fiscal year 2025. As the Company has not yet commenced principal operations, gross margin figures are not meaningful at this stage and are expected to become material only upon the execution of licensing agreements with customers.
Expenses
Total operating expenses for fiscal year 2024 were $558,905 compared to $906,887 in fiscal year 2025, an increase of $347,982, or approximately 62%. The increase was driven primarily by a significant rise in marketing expense, which grew from $157,425 in 2024 to $414,194 in 2025 as the Company expanded its marketing and business development efforts. General and administrative expenses also increased from $108,090 to $218,941, reflecting higher professional service and operational costs. Payroll expense remained relatively stable, increasing modestly from $255,590 to $260,457. Royalty expense of $25,000 incurred in 2024 did not recur in 2025, as the royalty arrangement with RJSK, LLC ended at the beginning of 2025.

Historical results and cash flows:

The Company is currently in the research and development stage and is pre-revenue (with the exception of $382 in revenue from a single demonstration project in 2025). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has not yet commenced principal operations or executed its first licensing agreement. The Company's operating losses to date reflect investment in technology development, patenting, and market-building activities rather than stabilized operations. Past cash was primarily generated through equity investments via Regulation Crowdfunding offerings on the StartEngine platform. Our goal is to execute our first licensing agreement and begin generating recurring licensing revenue, which we expect will materially change the Company's cash flow profile relative to its historical results.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 219094.

Debt

Indebtedness
Creditor: Yellow Core, LLC (controlled by Matthew Russell, Officer and significant shareholder)
Amount Owed: $3,200
Interest Rate: 3.5%
Maturity Date: December 31, 2026
Material Rights: Interest-only payments began December 31, 2024; no additional security interest disclosed.

Creditor: Petra World, LLC (controlled by Matthew Russell, Officer and significant shareholder)
Amount Owed: $79,047
Interest Rate: 3.5%
Maturity Date: December 31, 2027
Material Rights: Interest-only payments commenced in 2025; no additional security interest disclosed.

Creditor: RJSK, LLC
Amount Owed: $18,271
Interest Rate: N/A
Maturity Date: N/A
Material Rights: Represents accrued royalty obligations under a licensing arrangement that ended at the beginning of 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer & Director
• Dates of Service: January 2016 — Present
• Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties . Randy Squires currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: August 2019 — Present
• Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

• Employer: Partition Specialties
Title: President
Dates of Service: January 1998 — Present
Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: August 2019 — Present
• Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

• Employer: Multicare Valley Hospital
Title: COO
Dates of Service: January 2009 — December 2019
Responsibilities: Oversaw all operations of Valley Hospital.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name: Greg Johnson via management of JKS International, LLC and voting proxies for prior Regulation Crowdfunding issuances

Number of Securities Owned: 8,784,516

Type of Security Owned: Common Stock

Percentage:45.8%

Stockholder Name: Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC)

Number of Securities Owned: 4,500,000

Type of Security Owned: Common Stock

Percentage: 23.5 %

RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of Person: Matthew Russell
Relationship to Company: Significant shareholder
Nature / amount of interest in the transaction: In 2021, the Company entered into a technology option agreement with Matthew Russell individually, granting the Company a conditional first right of offer to engineer, procure, and manage construction of certain green infrastructure projects. Option payments totaling $282,500 have been made and are recorded as a long-term asset. No additional payments were made in 2024 or 2025.

Material Terms: Payments may be deducted from any future exercise price but will be forfeited if option exercise terms are not successfully negotiated. Compensation upon exercise is expected to be a combination of cash and equity.

Name of Entity: RJSK, LLC
Names of 20% owners: Greg Johnson and Matthew Russell, via JKS International, LLC and Frontier Assets, LLC

Relationship to Company: Related party; formerly party to a licensing agreement with the Company Nature / amount of interest in the transaction: The Company previously held a licensing agreement with RJSK, LLC requiring a minimum annual royalty of $25,000. This arrangement ended at the beginning of 2025. As of December 31, 2025, $18,271 in remaining royalty fees remain payable.

Material Terms: Minimum annual royalty of $25,000; arrangement terminated as of January 1, 2025.

Name of Entity: Yellow Core, LLC
Names of 20% owners: Matthew Russell (Significant shareholder of the Company)
Relationship to Company: Related party lender and former technology option agreement counterparty Nature / amount of interest in the transaction: The Company has an outstanding loan from Yellow Core, LLC in the principal amount of $3,200, accruing interest at 3.5% annually, maturing December 31, 2026. The Company has

also made loans to Yellow Core totaling $27,813 (now assumed by BW-IGC, Inc.), accruing interest at 3.5% annually.

Material Terms: Interest-only payments on the loan from Yellow Core commenced December 31, 2024. Outstanding loans made by the Company to Yellow Core/BW-IGC bear 3.5% interest.

Name of Entity: Petra World, LLC
Names of 20% owners: Matthew Russell (by way of Frontier Assets; Significant shareholder of the Company)
Relationship to Company: Related party lender Nature / amount of interest in the transaction: The Company obtained loans totaling $103,250 from Petra World, LLC in 2018 to support R&D efforts. As of December 31, 2025, the outstanding principal is $79,047, accruing interest at 3.5% annually, maturing December 31, 2027.
Material Terms: Interest-only payments commenced in 2025.

Name of Entity: JKS International, LLC
Names of 20% owners: Greg Johnson (Officer and shareholder of the Company)
Relationship to Company: Holding company representing majority shareholders; related party borrower Nature / amount of interest in the transaction: The Company extended loans to JKS International, LLC totaling $1,600, accruing interest at 3.5% annually, maturing December 31, 2024 and 2026.
Material Terms: Outstanding principal of $1,600 as of December 31, 2025.

Name of Entity: Frontier Assets, LLC
Names of 20% owners: Matthew Russell (Significant shareholder of the Company)
Relationship to Company: Holding company representing majority shareholders; related party borrower Nature / amount of interest in the transaction: The Company extended a loan of $7,500 to Frontier Assets, LLC in 2018, accruing interest at 3.5% annually, maturing February 20, 2028. Material Terms: Outstanding principal of $7,500 as of December 31, 2025.

Name of Entity: Assanka Design, LLC
Names of 20% owners: Matthew Russell
Relationship to Company: Related party exploring potential joint venture Nature / amount of interest in the transaction: In October 2021, the Company extended a note of $30,000 to Assanka Design, LLC for proof-of-concept activities related to a new technology. The note accrued interest at 3.5% annually and was scheduled to mature December 31, 2025. The Company forgave this note in 2025.
Material Terms: Note forgiven in full during fiscal year 2025; no outstanding balance remains.

OUR SECURITIES

Common Stock
The amount of security authorized is 90,000,000 with a total of 19,174,569 outstanding.
Voting Rights

One vote per share. Voting rights of securities sold in this offering contain a voting proxy, please see below.

Material Rights

The amount outstanding of Common Stock includes 411,819 shares to be issued pursuant to stock options outstanding.

The amount outstanding of Common Stock includes 400,000 shares to be issued pursuant to warrants outstanding.

The amount outstanding does not include shares equity incentives that may be issued to new hires in the month of April.

The amount outstanding does not include any shares of Common Stock that may be issued in connection with the ongoing discussions related to the Company's purchase of intellectual property from its licensor.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the 'CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 411,819 stock options are outstanding. The Company has also granted 397,000 stock warrants which are outstanding.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors. As of April 4, 2026, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Risk Factors
The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
These are the risks that relate to the Company:
Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your

investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3,670,918.74 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the

result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so,

the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Aquipor Technologies, Inc. was formed on October 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Aquipor Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Reliance on 3rd Party Technology and Engineering Partners, and Sole Inventor

AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Our company's success is heavily dependent on the inventions and technological innovations of our inventor. The loss of this individual would affect the Company's ability to innovate and maintain our competitive edge could be impaired. In this event, the Company may face challenges in developing a succession plan for our technological leadership, which could impact long-term innovation and growth.

Licensing Agreements

AquiPor has an exclusive Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company, and an option to license various patented technologies from inventor Matthew Russell. AquiPor's licenses include patents 9,943,791 Unitized formed construction materials and methods for making same (with PCT applications and patents in Australia, Canada, EU, India, Israel, and Mexico), 10,106,463 Mineral-based porous sand and methods for making mineralbased porous sand, 10,486,984 Road surface covering system; and its option to license 11,603,651 Distributed Utility System, 10,865,547 Distributed integrated water management system, and 12,006,260 B2 Porous, Permeable Metal-Cement based Concretes and Methods for Making Same. Per AquiPor's licensing agreement with RJSK, the royalty obligations under the Agreement were terminated effective
January 1, 2025; provided, however, that all rights granted to Licensee under the Agreement shall
remain in full force and effect while the parties negotiate in good faith toward an agreement for
Licensee to acquire the underlying patents outright.
These technologies are unproven and subject to market validation. AquiPor's option to license additional technologies from Matt Russell may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, and the long term viability of these technologies cannot be guaranteed.

New Technology Acquisitions

The Company may acquire additional licensing rights to proprietary concrete, civil utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution.

New Construction Material Risk

AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required standards required by the industry, impacting the rate of adoption and adversely affecting the Company.

Reliance on External Material Suppliers and Distributors

AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party supplier to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its supplier's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future.

Material Supply Availability and Cost Estimates
The economic success of the Company's business model largely depends on obtaining adequate material supply, as well as the reduction of costs associated with these materials. There can be no guarantee that the Company can obtain supply contracts capable of meeting the necessary material supply to match future product demand. The Company's current material cost estimates cannot be guaranteed since these projections are estimates based on expected supply agreements that have not been negotiated.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

AquiPor Technologies, Inc.

By /s/ *Greg Johnson*
Title: CEO and Director

By /s/ *Greg Johnson*
Name: Greg Johnson
Title: CEO and Director

By /s/ *Greg Johnson*

Name: <u>Greg Johnson</u>
Title: Director

By /s/ *David Martin*

Name: <u>David Martin</u>
Title: Director

By /s/ *Randy Squires*

Name: <u>Randy Squires</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS



AquiPor Technologies, Inc
(the "Company")
a Washington Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

Table of Contents



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: AquiPor Technologies, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 & 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
April 1, 2026

AQUIPOR TECHNOLOGIES, INC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash - unrestricted	$	162,457	198,023
Cash - restricted		56,638	43,552
Total Cash		219,094	241,576
Inventory		6,353	-
Other current assets		435	435
Prepaid Expenses		10,253	16,003
Total Current Assets		**236,136**	**258,014**
Non-Current Assets:			
Fixed assets - net		3,469	4,460
Technology licensing use options payments		282,500	282,500
Due from Related Parties		36,913	66,913
Interest Receivable		10,329	12,388
Total Non-Current Assets		**333,210**	**366,261**
TOTAL ASSETS	$	**569,346**	**624,275**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable and accrued expenses	$	49,837	38,539
Due to Related Parties - ST		21,471	18,271
Total Current Liabilities		**71,309**	**56,810**
Non-Current Liabilities:			
Due to Related Parties - LT		79,047	82,247
Accrued interest		21,038	18,159
Total Non-Current Liabilities		**100,085**	**100,407**
TOTAL LIABILITIES	$	**171,394**	**157,217**
EQUITY			
Common Stock			
Authorized: 90,000,000 shares at $.001 par value			
Issued: 17,728,152 shares as of 2025 and 17,325,884 shares as of 2024	$	17,728	17,326
APIC - Common Stock		5,770,722	4,926,440
APIC - Stock Warrants		553,686	553,686
Accumulated deficit		(5,944,184)	(5,030,394)
TOTAL EQUITY		**397,952**	**467,058**
TOTAL LIABILITIES AND EQUITY	$	**569,346**	**624,275**

See Accompanying Notes to these Audited Financial Statements

AQUIPOR TECHNOLOGIES, INC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	382	-
Cost of Goods Sold		163	-
Gross Profit	$	**219**	**-**
Operating Expenses			
General and administrative	$	218,941	108,090
Payroll expense		260,457	255,590
Depreciation expense		991	496
Insurance expense		12,304	12,304
Marketing expense		414,194	157,425
Royalty Expense		-	25,000
Total Operating Expenses	$	**906,887**	**558,905**
Total Loss from Operations	$	**(906,668)**	**(558,905)**
Other Income / (Expense)			
Interest Income	$	2,015	2,568
Other Income		-	4,184
Interest expense		(9,137)	(9,881)
Total Other Income / (Expense)	$	**(7,122)**	**(3,129)**
Net Loss	$	**(913,790)**	**(562,034)**
EARNINGS (LOSSES) PER SHARE OUTSTANDING			
Basic and diluted	$	(0.05)	(0.03)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING			
Basic and diluted		17,728,152	17,325,884

See Accompanying Notes to these Audited Financial Statements

AQUIPOR TECHNOLOGIES, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional	Accumulated	Total Shareholder's
	# of Shares	$ Amount	paid-in capital	Deficit	Equity
Beginning balance at 1/1/24	17,028,532	17,029	4,864,005	(4,468,360)	412,673
Issuance of Common Stock	297,352	297	691,347	-	691,644
Expiration of Stock Warrant	-	-	(75,226)	-	(75,226)
Net income (loss)	-	-	-	(562,034)	(562,034)
Ending balance at 12/31/24	17,325,884	17,326	5,480,126	(5,030,394)	467,058
Issuance of Common Stock	402,268	402	844,282	-	844,685
Net income (loss)	-	-	-	(913,790)	(913,790)
Ending balance at 12/31/25	17,728,152	17,728	6,324,408	(5,944,184)	397,952

See Accompanying Notes to these Audited Financial Statements

AQUIPOR TECHNOLOGIES, INC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(913,790)	(562,034)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation expense		991	496
Other current assets		-	(435)
Prepaid Expenses		5,750	(5,750)
Inventory		(6,353)	-
Accounts payable and accrued expenses		11,299	(8,633)
Accrued interest		2,879	2,879
Interest Receivable		2,059	9,837
Due from Related Parties		30,000	1,049
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		46,624	(558)
Net Cash used in Operating Activities		**(867,166)**	**(562,591)**
INVESTING ACTIVITIES		-	-
Fixed assets		-	(4,955)
Net Cash used in Investing Activities		**-**	**(4,955)**
FINANCING ACTIVITIES			
Due to Related Parties		-	8,271
Notes Payable		-	(4,184)
Issuance of Common Stock		402	297
APIC - Common Stock		844,282	691,347
APIC - Stock Warrants		-	(75,226)
Net Cash provided by Financing Activities		**844,684**	**620,505**
Cash at the beginning of period	$	241,576	188,616
Net Cash increase (decrease) for period		(22,481)	52,959
Cash at end of period	$	**219,094**	**241,576**

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AquiPor Technologies, Inc ("the Company") was formed in Washington State on October 21th, 2015. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The Company plans to earn revenue licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

_____

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $162,457 and $198,023 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2025 and 2024 is at $56,638 and $43,552, respectively which are all held by Start Engine as escrow amounts held back Company's crowdfund offering for the years ended December 31, 2024 and 2025.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2025 and December 31, 2024 consisted of the following: raw materials $6,353, $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Equipment	5	4,955	4,955
Less Accumulated Depreciation		(1,487)	(496)
Totals		**3,469**	**4,460**

_____

Technology Licensing:

In the year ending December 31, 2021, AquiPor Technologies entered into an option agreement with Matthew Russell, an officer and shareholder of the Company, to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. There were no option payments made to Matthew Russell in the years ending December 31, 2025 and 2024. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods. See **Note 3**.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is pre-revenue and will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed. The $382 of revenue recognized in 2025 related to a single demonstration project.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional service fees, engineering expenses, and other operating expenses, including costs related to accounting, finance, tax, legal, business development, and other miscellaneous corporate activities.

Research and Development

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition.

Earnings (Losses) per Share:

The Company has distributed common stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2025 and 2024, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti- dilutive effect occurs because of the presence of a net loss.

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Equity Based Compensation

Warrants - The Company has distributed common stock warrants to two employees, as well as contractors and investors. The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2025 and 2024 to be negligible.

Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ended December 31, 2025 is as follows:

	2025		2024	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,460,319	$ 0.22	1,610,319	$ 0.22
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	(150,000)	0.01
Outstanding at end of year	**1,460,319**	**$ 0.24**	**1,460,319**	**$ 0.22**
Weighted avg. remaining term		2.02		3.02

Listed below are the relevant information of the stock warrants granted in various dates with their corresponding exercise price, fair market value, vesting period and expiry as of December 31, 2025:

Fiscal Year	Name	Number of Warrants	Particulars	Vesting Period	Exercise Price	Fair Market Value	Expiry
2016	Greg Johnson	345,000	Company officer	1/20/18	$0.22	$0.22	1/20/26
	Kevin Kunz	287,500	Company officer	1/20/18	$0.22	$0.22	1/20/26
2019	Greg Johnson	397,000	Company officer	5/1/19	$0.01	$0.50	12/1/28
	Rick Welliver	3,000	Investors	5/1/19	$0.01	$0.50	12/1/28
	Various individuals	16,000	Investors	12/1/19	$0.50	$0.50	12/1/28
2020	Various individuals	411,819	Non-employee contractors and consultants	3/3/20	$0.50	$0.50	3/3/30

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate

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intrinsic value of $553,686, which was entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2025.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due To Related Parties:
1. RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co‑develop certain intellectual properties and technologies. The Company made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and research and development expenses as they relate to technologies applicable to the Company. These loans may convert to credits to pay for licensing fees in the future. The Company previously had a licensing agreement in place with RJSK with a minimum annual royalty fee of $25,000; this royalty arrangement ended as of the beginning of 2025. As of December 31, 2025, the remaining royalty fees payable under this agreement totaled $18,271.

2. The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of December 31, 2026. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2025, the outstanding principal owed to Yellow Core is $3,200. This Company is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company.

3. The Company obtained various loans from Petra World, LLC, a related party, amounting to $103,250 in 2018 to support its R&D efforts. Petra World is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company by way of Frontier Assets. These loans were set up to accrue

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interest at 3.5% annually, maturing in December 31, 2027, with interest only payments beginning in 2025. As of December 31, 2025, the outstanding principal owed to Petra World is $79,047.

Due From Related Parties:

4. The Company extended loans to JKS International, LLC, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2024 and 2026. JKS International is a holding company that represents majority shareholders in the Company. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in the Company. As of December 31, 2025, the outstanding principal owed by JKS International, LLC is $1,600.

5. The Company also extended a loan to Frontier Assets, LLC, totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028. Frontier Assets, LLC is a holding company that represents majority shareholders in the Company. Frontier Assets, LLC is managed by Matthew Rusell, an officer and shareholder in the Company. As of December 31, 2025, the outstanding principal owed by Frontier Assets, LLC is $7,500.

6. The Company made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and the Company had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC. As of December 31, 2025, the outstanding principal owed by BW-IGC, Inc. is $27,813.

7. In October 2021, the Company extended a long-term note to a related party, Assanka Design, LLC, in the amount of 30,000. The Company and Assanka Design are exploring a potential joint venture, and the funds were to be used by Assanka Design for proof-of-concept activities related to a new technology. The note accrued interest at 3.5 percent annually and was scheduled to mature on December 31, 2025; however, the Company forgave the note in 2025.

Technology Licensing:

1. In the year ending December 31, 2021, AquiPor Technologies entered into a technology option agreement with Matthew Russell, officer and shareholder. See **Note 2**.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - The Company has outstanding related party loans with Yellow Core, LLC and Petra World, LLC bearing interest at 3.5% per year, with interest-only payments commencing in 2024, and maturities between December 31, 2026 and December 31, 2027. Yellow Core and Petra World are entities controlled and managed by Matthew Russell, an officer and significant shareholder of the Company. As of December 31, 2025, the outstanding principal balances on these loans were $3,200 and $79,047, respectively. See **Note 3**.

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Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025				For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related party loans	103,250	3.50%	2027	21,472	79,047	100,519	21,038	97,318	3,200	100,518	18,159
Total				**21,47219**	**79,047**	**100,519**	**21,038**	**97,318**	**3,200**	**100,518**	**18,159**

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	21,472
2027	79,047
2028	-
2029	-
2030	-
Thereafter	**-**

NOTE 6 – EQUITY

The Company has authorized 90,000,000 of common shares with a par value of $0.001 per share. 17,728,152 and 17,325,884 shares were issued and outstanding as of 2025 and 2024 respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,000 of preferred shares with a par value of $0.001 per share. No shares were issued and outstanding as of 2025 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has not identified any other subsequent events that require disclosure or adjustment to the financial statements.

I, Greg Johnson, the Chief Executive Officer of AquiPor Technologies, Inc., hereby certify that the financial statements of AquiPor Technologies, Inc. and notes thereto for the periods ending 2024 and 2025, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $ (562,034) taxable income of $(562,034) and total tax of $0. AquiPor has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 4, 2026.

Chief Executive Officer

April 4, 2026